First Quarter 2017 Report to Shareholders

BMO Financial Group Reports Net Income of $1.5 Billion for First Quarter of 2017

Financial Results Highlights:

First Quarter 2017 Compared with First Quarter 2016:

•	Net income of $1,488 million, up 39%; adjusted net income[1] of $1,530 million, up 30%

•	EPS[2] of $2.22, up 40%; adjusted EPS[1,2] of $2.28, up 30%

•	ROE of 14.9%, compared with 10.9%; adjusted ROE[1] of 15.3%, compared with 12.1%

•	Provisions for credit losses of $173 million, compared with $183 million

•	Common Equity Tier 1 Ratio of 11.1%

Toronto, February 28, 2017 – For the first quarter ended January 31, 2017, BMO Financial Group reported net income of $1,488 million or $2.22 per share on a reported basis, and net income of $1,530 million or $2.28 per share on an adjusted basis.

“BMO’s performance this quarter is strong and broad-based, we delivered adjusted earnings of $1.5 billion and adjusted earnings per share of $2.28,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“The good momentum in the business is the consequence of a clear strategy and consistent execution, doing what we said we would do. Our roadmap is focused on providing customers with intuitive products and services that meet their evolving preferences, while improving efficiency in all of our channels.

“Our commitment to the success of our customers and employees, and contributing to their communities, is also unwavering. It is the cornerstone of what we have built over 200 years since our founding; it is a commitment that continues to grow,” concluded Mr. Downe.

Net income includes a net gain of $133 million, attributed to a $168 million gain from Moneris Solutions Corporation (Moneris) and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. Moneris is our joint venture investment which sold its U.S. subsidiary (Moneris US) during the quarter, generating a gain on sale and we reflected our share. The net gain contributed 12% to reported net income and 11% to adjusted net income compared to the prior year, and $0.20 to earnings per share.

Return on tangible common equity (ROTCE) was 18.5% compared with 14.0% in the prior year, and adjusted ROTCE was 18.6% compared with 15.0%.

Concurrent with the release of results, BMO announced a second quarter 2017 dividend of $0.88 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.52 per common share.

Our complete First Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported net income was $743 million and adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $744 million, both increasing $214 million or 40% from a year ago. There was good operating performance with higher balances across most products and increased non-interest revenue, partially offset by higher expenses and lower net interest margin. Results include a $168 million after-tax gain on the sale of Moneris US, which contributed approximately 31% to net income growth.

We continue to focus on providing products and services that meet our customers’ needs in the channel of their choice. Investments in our digital channel, including mobile account opening capabilities, are driving higher digital sales volume, now equivalent to the total sales volume of approximately 120 branches.

U.S. P&C

Reported net income of $260 million increased $9 million or 4% from a year ago. Adjusted net income of $272 million, which excludes the amortization of acquisition-related intangible assets, increased $8 million or 3%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $196 million increased $14 million or 8% from a year ago and adjusted net income of $205 million increased $14 million or 7%. Net income growth was driven by higher deposit revenue, increased loan volumes and a more favourable tax rate. Results include a $27 million after-tax loss on the sale of a portion of the indirect auto loan portfolio, which reduced reported net income growth by approximately 15% (adjusted net income growth by approximately 14%).

During the quarter, BMO Harris Bank was presented with the 2016 Corporate Citizen of the Year Award by BizTimes Milwaukee, which honours a for-profit organization for its impact on nonprofits through financial contributions, fundraising efforts and programs that encourage employees to participate in volunteerism.

Wealth Management

Reported net income was $266 million, up $119 million or 81% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $281 million, up $106 million or 60% from a year ago. Traditional wealth reported net income of $162 million was up $37 million or 30% from a year ago and adjusted net income of $177 million was up $24 million or 16%, reflecting improved market conditions and growth across most of our businesses. Insurance net income was above-trend at $104 million, up $82 million from a year ago mainly due to favourable market movements in the current quarter relative to unfavourable market movements in the same quarter a year ago and business growth.

The strength of BMO Asset Management’s mutual fund business was recognized in the 2016 Barron’s/Lipper Best Fund Families ranking. Based on the evaluation of 2016 performance, our U.S. family of funds achieved a top 20 ranking and our Taxable and Tax-Exempt Bond families of funds ranked in the top 5.

BMO Capital Markets

Both reported net income and adjusted net income were $376 million, an increase of $119 million or 46% from a year ago. Results were driven by strong revenue performance in our Trading Products business, which benefited from higher client activity and more constructive markets, and higher Investment and Corporate Banking revenue, partially offset by higher non-interest expenses in line with performance.

For the second year in a row, Institutional Investor’s Transaction Cost Analysis Survey ranked BMO Capital Markets second overall, and first among U.S. full-service firms, for level of service compared to other U.S. broker dealers, and as judged by our clients. This recognition is a testament to the continued growth of our U.S. platform, and overall strengthening of our equity trading capabilities.

Corporate Services

Corporate Services net loss for the quarter was $157 million compared with a net loss of $116 million a year ago. Corporate Services adjusted net loss for the quarter was $143 million compared with an adjusted net loss of $48 million a year ago. Adjusted results in both periods exclude acquisition integration costs and also exclude a negative cumulative accounting adjustment of $62 million after-tax in the prior year. Adjusted results declined due to lower revenue excluding the taxable equivalent basis (teb) adjustment, mainly driven by above-trend revenue in the prior year, lower credit recoveries and higher expenses. Reported results were impacted by the drivers noted above, in addition to the negative cumulative accounting adjustment included in reported revenue in the prior year.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2017. The CET1 Ratio increased from 10.1% at the end of the fourth quarter due largely to lower risk-weighted assets, strong earnings, favourable pension and post-retirement benefit impacts and share issuance.

Provision for Credit Losses

The total provision for credit losses (PCL) was $173 million, a decrease of $10 million from the prior year primarily due to lower provisions in Canadian P&C and net recoveries in BMO Capital Markets, partially offset by lower credit recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2017 1

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Management’s Discussion and Analysis

Management’s Discussion and Analysis commentary is as of February 28, 2017. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2017, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2016, and the MD&A for fiscal 2016 in BMO’s 2016 Annual Report. The material that precedes this section comprises part of this MD&A.

The 2016 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

3	Financial Highlights			21	Balance Sheet
4	Non-GAAP Measures			22	Transactions with Related Parties
5	Caution Regarding Forward-Looking Statements			22	Off-Balance Sheet Arrangements
5	Economic Review and Outlook			22	Accounting Policies and Critical Accounting Estimates
6	Foreign Exchange			22	Future Changes in Accounting Policies
7	Net Income			22	Select Financial Instruments
7	Revenue			23	Disclosure for Domestic Systemically Important Banks
9	Provisions for Credit Losses			23	Other Regulatory Developments
10	Impaired Loans			24	Risk Management
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				24	Market Risk
10	Non-Interest Expense				26	Liquidity and Funding Risk
10	Income Taxes				29	Credit Rating
11	Capital Management				30	European Exposures
12	Eligible Dividends Designation			32	Interim Consolidated Financial Statements
13	Review of Operating Groups’ Performance				32	Consolidated Statement of Income
	13	Personal and Commercial Banking (P&C)			33	Consolidated Statement of Comprehensive Income
		14	Canadian Personal and Commercial Banking (Canadian P&C)		34	Consolidated Balance Sheet
		15	U.S. Personal and Commercial Banking (U.S. P&C)		35	Consolidated Statement of Changes in Equity
	16	Wealth Management			36	Consolidated Statement of Cash Flows
	18	BMO Capital Markets			37	Notes to Consolidated Financial Statements
	19	Corporate Services		53	Other Investor and Media Information
20	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of January 31, 2017, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2017, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

2    BMO Financial Group First Quarter Report 2017

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Summary Income Statement
Net interest income	2,530	2,498	2,480
Non-interest revenue	2,875	2,780	2,595
Revenue	5,405	5,278	5,075
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	79	366
Revenue, net of CCPB	5,401	5,199	4,709
Provision for credit losses	173	174	183
Non-interest expense	3,379	3,323	3,270
Provision for income taxes	361	357	188
Net income	1,488	1,345	1,068
Attributable to bank shareholders	1,487	1,344	1,060
Attributable to non-controlling interest in subsidiaries	1	1	8
Net income	1,488	1,345	1,068
Adjusted net income	1,530	1,395	1,178

Common Share Data ($ except as noted)
Earnings per share	2.22	2.02	1.58
Adjusted earnings per share	2.28	2.10	1.75
Earnings per share growth (%)	40.2	10.4	8.2
Adjusted earnings per share growth (%)	30.3	10.5	14.4
Dividends declared per share	0.88	0.86	0.84
Book value per share	59.51	59.56	59.61
Closing share price	98.43	85.36	75.22
Total market value of common shares ($ billions)	63.9	55.1	48.4
Dividend yield (%)	3.6	4.0	4.5

Financial Measures and Ratios (%)
Return on equity	14.9	13.8	10.9
Adjusted return on equity	15.3	14.4	12.1
Return on tangible common equity	18.5	17.2	14.0
Adjusted return on tangible common equity	18.6	17.5	15.0
Net income growth	39.4	10.8	6.8
Adjusted net income growth	29.9	10.3	13.2
Revenue growth	6.5	5.9	0.4
Adjusted revenue growth, net of CCPB	12.7	10.2	11.3
Non-interest expense growth	3.3	7.4	8.8
Adjusted non-interest expense growth	3.6	7.3	8.5
Efficiency ratio, net of CCPB	62.6	63.9	69.4
Adjusted efficiency ratio	61.4	61.7	62.1
Adjusted efficiency ratio, net of CCPB	61.5	62.6	66.8
Operating leverage, net of CCPB	11.4	2.8	0.5
Adjusted operating leverage, net of CCPB	9.1	2.9	2.8
Net interest margin on average earning assets	1.55	1.57	1.58
Effective tax rate	19.5	21.0	15.0
Adjusted effective tax rate	19.8	21.2	16.2
Return on average assets	0.81	0.75	0.59
Provision for credit losses-to-average loans and acceptances (annualized)	0.19	0.19	0.21

Balance Sheet (as at $ millions, except as noted)
Assets	692,384	687,935	699,293
Net loans and acceptances	366,976	371,751	356,343
Deposits	476,949	473,372	470,836
Common shareholders’ equity	38,617	38,464	38,345
Cash and securities-to-total assets ratio (%)	27.7	27.1	26.4

Capital Ratios (%) (1)
CET1 Ratio	11.1	10.1	10.0
Tier 1 Capital Ratio	12.6	11.6	11.3
Total Capital Ratio	14.7	13.6	13.4
Leverage Ratio	4.2	4.2	4.0

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.3012	1.3411	1.4006
Average Canadian/U.S. dollar	1.3288	1.3216	1.3737

(1)	Comparative figures are as amended for Q1-2016 capital ratios, other than the Leverage Ratio.
Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2017 3

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Reported Results
Revenue	5,405	5,278	5,075
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(79)	(366)
Revenue, net of CCPB	5,401	5,199	4,709
Provision for credit losses	(173)	(174)	(183)
Non-interest expense	(3,379)	(3,323)	(3,270)
Income before income taxes	1,849	1,702	1,256
Provision for income taxes	(361)	(357)	(188)
Net Income	1,488	1,345	1,068
EPS ($)	2.22	2.02	1.58

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(37)	(37)	(43)
Acquisition integration costs (2)	(22)	(31)	(22)
Cumulative accounting adjustment (3)	-	-	(85)
Adjusting items included in reported pre-tax income	(59)	(68)	(150)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(28)	(29)	(33)
Acquisition integration costs (2)	(14)	(21)	(15)
Cumulative accounting adjustment (3)	-	-	(62)
Adjusting items included in reported net income after tax	(42)	(50)	(110)
Impact on EPS ($)	(0.06)	(0.08)	(0.17)

Adjusted Results
Revenue	5,405	5,278	5,159
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(79)	(366)
Revenue, net of CCPB	5,401	5,199	4,793
Provision for credit losses	(173)	(174)	(183)
Non-interest expense	(3,320)	(3,255)	(3,204)
Income before income taxes	1,908	1,770	1,406
Provision for income taxes	(378)	(375)	(228)
Net income	1,530	1,395	1,178
EPS ($)	2.28	2.10	1.75

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.
(1)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 16, and 18.
(2)	Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.
(3)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

4    BMO Financial Group First Quarter Report 2017

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2017 Report to Shareholders.

Economic Review and Outlook

Canadian economic growth is expected to pick up from an estimated 1.3% in 2016 to 2.0% in 2017 in response to stronger U.S. demand, firmer oil prices, and increased federal infrastructure spending. Exports are expected to strengthen after an uneven performance last year. Expected firmer oil prices should stabilize business investment and help energy-producing regions return to positive growth this year. Although regional economic differences are expected to decrease, British Columbia will likely continue to lead all provinces for a third consecutive year. Consumer spending should remain moderate, reflecting elevated levels of household debt, although supported by low interest rates. While housing market activity is expected to increase moderately in most regions, new federal housing finance rules will likely encourage further weakness in the Vancouver region, and some moderation in price increases in the Toronto area following a record-breaking year. Despite expected firmer growth this year, Canada’s economy will face downside risks from possible increased protectionist measures by the new U.S. government, political uncertainty in Europe related to elections in France and Germany, and uncertainty arising from Brexit negotiations between the United Kingdom and the European Union. After strengthening against the U.S. dollar last year, the Canadian dollar will likely depreciate moderately in 2017, as the Bank of Canada is unlikely to match expected rate increases by the Federal Reserve. Canada’s unemployment rate is expected to decline slightly to 6.7% by the end of the year, with most of the improvement occurring in the energy-producing regions.

U.S. economic growth is projected to increase from 1.6% in 2016 to 2.4% in 2017 in response to expansionary fiscal policies, including proposals to lower personal and corporate income tax rates and to reduce the regulatory burden on businesses. After decreasing spending last year, businesses are expected to increase investment in anticipation of stronger domestic demand. Supported by faster increases in wages and a reduction in tax rates, household spending should remain strong. The recovery in housing markets, now in its seventh year, will be supported by healthy affordability despite a recent increase in borrowing costs. However, we expect that weakness in exports due to the strong U.S. dollar and slow global demand will restrain the economic expansion. Interest rates are projected to rise moderately in 2017, with the Federal Reserve likely to raise its policy rate by 50 basis points. Higher gasoline prices and growing shortages of skilled workers are expected to increase the rate of inflation moderately, although a strong dollar and highly competitive retail environment should dampen the increase. The U.S. unemployment rate is expected to decline to 4.3% by the end of the year, marking a 16-year low.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is projected to increase modestly from around 1.6% in 2016 to 1.9% in 2017, supported by an expected increase in automotive production and an improvement in currently depressed crop prices. However, activity should be restrained by ongoing weakness in exports due to the strong U.S. dollar and continued slow growth in the global economy.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2017 5

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were increased relative to the fourth quarter of 2016 by the stronger U.S. dollar, and were decreased relative to the first quarter of 2016 by the weaker U.S. dollar. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current quarter and the fourth quarter of 2016. A portion of BMO Capital Markets U.S. dollar net income was economically hedged in the first quarter of 2016. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2016 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q1-2017
(Canadian $ in millions, except as noted)	vs Q1-2016	vs Q4-2016

Canadian/U.S. dollar exchange rate (average)
Current period	1.3288	1.3288
Prior period	1.3737	1.3216

Effects on U.S. segment reported results
(Decreased) Increased net interest income	(32)	5
(Decreased) Increased non-interest revenue	(24)	5

(Decreased) Increased revenues	(56)	10
Increased recovery of credit losses	-	-
Decreased (Increased) expenses	42	(7)
Decreased (Increased) income taxes	3	(1)

(Decreased) Increased reported net income before impact of hedges	(11)	2
Hedging losses in current period, after tax	-	-

(Decreased) Increased reported net income	(11)	2

Effects on U.S. segment adjusted results
(Decreased) Increased net interest income	(32)	5
(Decreased) Increased non-interest revenue	(24)	5

(Decreased) Increased revenues	(56)	10
Increased recovery of credit losses	1	-
Decrease (Increased) expenses	41	(7)
Decreased (Increased) income taxes	4	(1)

(Decreased) Increased adjusted net income before impact of hedges	(10)	2
Hedging losses in current period, after tax	-	-

(Decreased) Increased adjusted net income	(10)	2

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

6    BMO Financial Group First Quarter Report 2017

Net Income

Q1 2017 vs Q1 2016

Net income was $1,488 million for the first quarter of 2017, up $420 million or 39% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods and a negative cumulative accounting adjustment in the prior year was $1,530 million, up $352 million or 30% from the prior year. EPS of $2.22 was up $0.64 or 40% and adjusted EPS of $2.28 was up $0.53 or 30% from the prior year. Net income includes a net gain of $133 million, attributed to a $168 million after-tax gain on the sale of Moneris US and a $35 million after-tax loss on the sale of a portion of the U.S. indirect auto loan portfolio. The net gain contributed 12% to reported net income and 11% to adjusted net income compared to the prior year, and $0.20 to earnings per share.

The combined P&C banking business net income of $1,003 million was up 29% and adjusted net income of $1,016 million was up 28%. Canadian P&C net income increased 40% due to the gain on the sale of Moneris US, in addition to good operating performance with higher balances across most products and increased non-interest revenue, partially offset by higher expenses and lower net interest margin. U.S. P&C reported net income increased 4% on a Canadian dollar basis and 8% on a U.S. dollar basis. U.S. P&C adjusted net income increased 3% on a Canadian dollar basis and 7% on a U.S. dollar basis. The reported and adjusted U.S. P&C net income increase was driven by higher deposit revenue, increased loan volumes and a more favourable tax rate, largely offset by the loss on the loan sale. Wealth Management reported net income was $266 million compared to $147 million in the prior year and adjusted net income was $281 million compared to $175 million. Traditional wealth reported net income increased 30% and adjusted net income increased 16%, reflecting improved market conditions and growth across most of our businesses. Insurance net income was above-trend at $104 million, up $82 million mainly due to favourable market movements in the current quarter relative to unfavourable market movements in the same quarter a year ago and business growth. BMO Capital Markets net income increased 46%, driven by strong revenue performance in our Trading Products business, which benefited from higher client activity and more constructive markets, and higher Investment and Corporate Banking revenue, partially offset by higher non-interest expenses in line with performance. Corporate Services adjusted results declined due to lower revenue ex-teb, mainly driven by above-trend revenue in the prior year, lower credit recoveries and higher expenses. Reported results were impacted by the drivers noted above, in addition to a negative cumulative accounting adjustment included in reported revenue in the prior year.

Q1 2017 vs Q4 2016

Net income increased $143 million or 11%, and adjusted net income increased $135 million or 10% from the prior quarter. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS increased $0.20 or 10% and adjusted EPS increased $0.18 or 9%. The following items had a positive net impact on quarter-over-quarter growth: the net gain and higher expenses due to stock-based compensation in the current quarter, and the gain on the sale of an equity investment in the prior quarter.

Canadian P&C net income increased by 26% due to the gain on the sale of Moneris US. U.S. P&C reported and adjusted net income decreased 10% on both a Canadian dollar and a U.S. dollar basis due to the loss on the loan sale, partially offset by lower provisions for credit losses and a more favourable tax rate. Wealth Management reported net income was $266 million compared to $279 million in the prior quarter and adjusted net income was $281 million compared to $302 million. Traditional wealth reported net income decreased 19% and adjusted net income decreased 21%, due to a gain on the sale of an equity investment in the prior quarter and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Insurance net income increased $26 million mainly due to a favourable benefit from market movements. BMO Capital Markets net income decreased 4% as improved revenue performance was more than offset by higher employee-related expenses, including stock-based compensation for employees eligible to retire. Corporate Services reported and adjusted results increased mainly due to lower expenses compared to above-trend expenses in the prior quarter, and higher treasury related revenue.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q1 2017 vs Q1 2016

Revenue of $5,405 million increased $330 million or 6% from the first quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,401 million increased $692 million or 15%, or 16% excluding the impact of the weaker U.S. dollar. Adjusted revenue excludes a negative cumulative accounting adjustment recorded in the first quarter of 2016 in other non-interest revenue. Adjusted net revenue increased $608 million or 13% to $5,401 million. The net gain increased revenue by $133 million pre-tax in the current quarter, which contributed approximately 3% to net revenue growth.

Canadian P&C revenue increased 15% due to the gain on the sale of Moneris US of $187 million pre-tax, as well as higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. U.S P&C revenue was relatively stable on a Canadian dollar basis and increased 3% on a U.S. dollar basis, benefiting from the inclusion of the acquired BMO Transportation Finance business for an additional month, higher deposit revenue and increased loan volumes, partially offset by the impact of the loan sale of $54 million pre-tax on a Canadian dollar basis, and loan spread compression. Traditional wealth revenue increased 3% due to improved Canadian and U.S. equity markets and business growth, partially offset by the impact of the weaker British pound and lower revenue due to the impact of divestitures in the prior year. Net insurance revenue increased due to favourable market movements in the current quarter relative to unfavourable market movements in the same quarter a year ago and business growth. BMO Capital Markets revenue increased 21% driven by strong performance in our Trading Products business, which benefited from higher

BMO Financial Group First Quarter Report 2017 7

client activity and more constructive markets, and higher Investment and Corporate Banking revenue due to higher investment banking activity. Corporate Services adjusted revenue increased due to a lower group teb adjustment partially offset by above-trend revenue ex-teb in the prior year. Reported revenue increased due to the drivers noted above, in addition to a negative cumulative accounting adjustment included in reported revenue in the prior year.

Net interest income increased $50 million or 2% from a year ago, or 3% excluding the impact of the weaker U.S. dollar, primarily due to higher deposit balances and the benefit of higher deposit spreads in U.S. P&C, organic loan growth, and the acquired BMO Transportation Finance business, partially offset by lower trading income. Average earning assets increased $23 billion or 4% from a year ago, or 5% excluding the impact of the weaker U.S. dollar, primarily due to higher securities and organic loan growth. BMO’s overall net interest margin decreased by 3 basis points to 1.55% from the prior year primarily due to lower trading margin in BMO Capital Markets. Net interest margin (excluding trading) increased by 3 basis points from the prior year to 1.85% primarily due to improved deposit spreads in U.S. P&C.

Net non-interest revenue of $2,871 million increased $642 million or 29%, or increased 30% excluding the impact of the weaker U.S. dollar. Adjusted net non-interest revenue increased $558 million or 24% to $2,871 million. Adjusted net non-interest revenue differs from reported net non-interest revenue largely due to the negative cumulative accounting adjustment noted above. Adjusted non-interest revenue increased primarily due to the net gain on sale in the current quarter, as well as higher trading revenue, insurance revenue and underwriting and advisory fees.

Gross insurance revenue decreased $247 million from a year ago, largely due to higher long-term interest rates decreasing the fair value of insurance investments compared to lower long-term interest rates in the first quarter of 2016 increasing the fair value of insurance investments, the impact of lower reinsurance premiums, and lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities, as discussed on page 10. Given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB, we generally focus on analyzing revenue net of CCPB.

Q1 2017 vs Q4 2016

Revenue increased $127 million or 2% from the prior quarter. Net revenue increased $202 million or 4%. Results include the net gain in the current quarter, partially offset by a gain on the sale of an equity investment in the prior quarter.

Canadian P&C revenue increased $177 million or 10% due to the gain on sale of Moneris US, with the benefit from higher balances across most products offset by lower non-interest revenue and lower net interest margin. U.S. P&C revenue decreased $64 million or 5% on a Canadian dollar basis, and 6% on a U.S. dollar basis largely due to the loan sale, with lower lending revenue largely offset by higher deposit revenue. Traditional wealth revenue decreased due to a gain on the sale of an equity investment in the prior quarter, partially offset by business growth in the current quarter. Net insurance revenue increased mainly due to the favourable benefit from market movements. BMO Capital Markets revenue increased 4%, as stronger Trading Products revenue was partially offset by a decline in Investment and Corporate Banking revenue, primarily due to lower mergers and acquisitions advisory activity compared to the strong prior quarter. Corporate Services reported and adjusted revenue increased primarily due to higher treasury related revenue.

Net interest income increased $32 million or 1% from the previous quarter primarily due to higher deposit balances in Canadian P&C and higher deposit spreads in U.S. P&C. Average earning assets increased $16 billion or 3% from the previous quarter, or 2% excluding the impact of the stronger U.S. dollar, largely due to higher securities borrowed or purchased under resale agreements and organic loan growth. BMO’s overall net interest margin and net interest margin (excluding trading) both decreased by 2 basis points from the previous quarter primarily due to higher growth in BMO Capital Markets, a lower margin segment.

Non-interest revenue increased $170 million or 6% on a net revenue basis, primarily due to the net gain on sale in the current quarter and higher trading revenue, partially offset by a gain on the sale of an equity investment in the prior quarter.

Gross insurance revenue decreased $37 million from the prior quarter, largely due to higher increases in long-term interest rates decreasing the fair value of insurance investments, partially offset by higher annuity sales. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8    BMO Financial Group First Quarter Report 2017

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q1-2017	Q4-2016	Q1-2016

Canadian P&C	251	253	255
U.S. P&C	370	358	364

Personal and Commercial Banking	289	288	291
Wealth Management	244	241	233
BMO Capital Markets	51	53	65
Corporate Services (2)	nm	nm	nm

Total BMO net interest margin	155	157	158
Total BMO net interest margin (excluding trading)	185	187	182

Total Canadian Retail (3)	249	251	251

(1)	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.
nm - not meaningful.

Provisions for Credit Losses

Q1 2017 vs Q1 2016

The total provision for credit losses was $173 million, a decrease of $10 million from the prior year primarily due to lower provisions in Canadian P&C and net recoveries in BMO Capital Markets, partially offset by lower credit recoveries in Corporate Services. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased $22 million to $118 million due to lower provisions in both the consumer and commercial portfolios. U.S. P&C provisions of $60 million decreased $5 million due to lower consumer provisions, partially offset by higher commercial provisions. BMO Capital Markets net recoveries were $4 million due to several oil and gas recoveries compared to a net provision of $8 million in the prior year. Corporate Services credit recoveries decreased $29 million.

Q1 2017 vs Q4 2016

Provision for credit losses were relatively unchanged from the prior quarter. Canadian P&C provisions decreased $5 million mainly due to lower provisions in the consumer portfolio. U.S. P&C provisions decreased $6 million due to lower commercial provisions, partially offset by higher consumer provisions. BMO Capital Markets net recoveries decreased $4 million from the prior quarter. Corporate Services credit recoveries decreased $5 million.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q1-2017	Q4-2016	Q1-2016

Canadian P&C	118	123	140
U.S. P&C	60	66	65

Personal and Commercial Banking	178	189	205
Wealth Management	2	1	2
BMO Capital Markets	(4)	(8)	8
Corporate Services	(3)	(8)	(32)

Provision for credit losses	173	174	183

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

New specific provisions	309	339	309
Reversals of previously established allowances	(67)	(85)	(39)
Recoveries of loans previously written-off	(69)	(80)	(87)

Provision for credit losses	173	174	183
PCL as a % of average net loans and acceptances (annualized)	0.19	0.19	0.21

BMO Financial Group First Quarter Report 2017 9

Impaired Loans

Total gross impaired loans (GIL) were $2,196 million at the end of the current quarter, down from $2,332 million in the fourth quarter of 2016 due to a decrease in BMO Capital Markets and the impact of the weaker U.S. dollar. Total GIL increased from $2,158 million a year ago primarily due to an increase in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $509 million, down from $555 million in the fourth quarter of 2016 and from $594 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016
GIL, beginning of period	2,332	2,307	1,959
Classified as impaired during the period	509	555	594
Transferred to not impaired during the period	(153)	(133)	(136)
Net repayments	(297)	(161)	(210)
Amounts written-off	(147)	(250)	(142)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(1)	(28)	-
Foreign exchange and other movements	(47)	42	93
GIL, end of period	2,196	2,332	2,158
GIL as a % of gross loans and acceptances	0.60	0.62	0.60

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $4 million in the first quarter of 2017, down $362 million from the first quarter of 2016 largely due to higher long-term interest rates decreasing the fair value of policy benefit liabilities compared to lower long-term interest rates in the first quarter of 2016 increasing the fair value of policy benefit liabilities, in addition to impact of lower reinsurance liabilities and lower annuity sales. The decrease was largely offset in revenue. CCPB were down $75 million from $79 million in the fourth quarter of 2016 due to higher increases in long-term interest rates which resulted in a larger decrease in the fair value of policy benefit liabilities compared to the fourth quarter of 2016, partially offset by higher annuity premiums. The decrease was largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,379 million increased $109 million or 3% from the first quarter a year ago. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets. Adjusted non-interest expense increased $116 million or 4% to $3,320 million, or increased 5% excluding the impact of the weaker U.S. dollar. Reported and adjusted expenses increased primarily due to higher employee-related expenses in line with performance, and the additional month of the acquired BMO Transportation Finance business.

Reported non-interest expense increased $56 million and adjusted non-interest expense increased $65 million from the prior quarter, due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, net of higher expenses in the prior quarter due to seasonality.

Reported operating leverage, on a net revenue basis, was positive 11.4% year over year. Adjusted operating leverage, on a net revenue basis, was positive 9.1% year over year. The net gain in the current quarter contributed approximately 3% to both the reported and adjusted operating leverage.

The reported efficiency ratio improved to 62.5% compared to 64.4% in the prior year, and to 62.6% on a net revenue basis compared to 69.4% a year ago. The adjusted efficiency ratio improved to 61.4% compared to 62.1% in the prior year, and to 61.5% on a net revenue basis compared to 66.8% a year ago. The net gain noted above contributed approximately 1.5% to the improvement in both the reported and adjusted efficiency ratio.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $361 million increased $173 million from the first quarter of 2016 and increased $4 million from the fourth quarter of 2016. The effective tax rate for the quarter was 19.5%, compared with 15.0% a year ago and 21.0% in the fourth quarter of 2016.

The adjusted provision for income taxes of $378 million increased $150 million from a year ago and increased $3 million from the fourth quarter of 2016. The adjusted effective tax rate was 19.8% in the current quarter, compared with 16.2% a year ago and 21.2% in the fourth quarter of 2016. The higher reported and adjusted tax rates in the current quarter relative to the first quarter of 2016 were primarily due to higher pre-tax income and lower tax-exempt income from securities. The lower reported and adjusted tax rates in the current quarter relative to the fourth quarter of 2016 were primarily due to the equity pickup related to the gain on the sale of Moneris US. On a teb basis, the reported effective tax rate for the quarter was 24.3%, compared with 24.6% a year ago and 26.3% in the fourth quarter of 2016. On a teb basis, the adjusted effective tax rate for the quarter was 24.4%, compared with 24.8% a year ago and 26.3% in the fourth quarter of 2016.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

10    BMO Financial Group First Quarter Report 2017

Capital Management

First Quarter 2017 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2017.

The CET1 Ratio increased from 10.1% at the end of the fourth quarter due largely to lower risk-weighted assets (RWA), strong earnings, favourable pension and post-retirement benefit impacts and share issuance. The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

CET1 Capital at January 31, 2017, was $28.8 billion, up from $28.2 billion at October 31, 2016, mainly due to higher retained earnings and the issuance of common shares through shareholder dividend reinvestment and the exercise of stock options, partially offset by foreign exchange movement impacts on accumulated other comprehensive income (AOCI).

RWA was $261 billion at January 31, 2017, down from $278 billion at October 31, 2016, which reflects the benefit from a focus on managing certain risk positions and executing on risk mitigation opportunities, as well as foreign exchange movements and methodology changes.

The bank’s Tier 1 and Total Capital Ratios were 12.6% and 14.7%, respectively, at January 31, 2017, compared with 11.6% and 13.6%, respectively, at October 31, 2016. The Tier 1 and Total Capital Ratios were higher primarily due to the same factors that impacted the CET1 Ratio, described above.

BMO’s Basel III Leverage Ratio was 4.2% at January 31, 2017, consistent with October 31, 2016.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the first quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2016, the Office of the Superintendent of Financial Institutions (OSFI) released the final version of the Capital Adequacy Requirements (CAR) Guideline for implementation in the first quarter of 2017. Updates included revisions to the treatment of insured residential mortgages, final guidance on the downturn loss given default floor which applies to banks using an internal rating-based approach for loans secured by residential real estate and rules for equity investment in funds. OSFI also implemented the countercyclical capital buffer effective for the first quarter of 2017. It is calculated as the weighted average of buffers in effect in jurisdictions where the bank has private sector credit exposures. In January 2017, the Basel Committee on Banking Supervision (BCBS) issued a press release which stated that more time is needed to finalize revisions to the Basel III framework.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 76, the Liquidity and Funding Risk section on pages 100 to 105 and the Legal and Regulatory Risk section on pages 110 to 111 of BMO’s 2016 Annual Report.

Other Capital Developments

During the quarter, 3.2 million common shares were issued through the exercise of stock options and the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

On February 28, 2017, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.88 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on May 26, 2017, to shareholders of record on May 1, 2017. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

On February 28, 2017, BMO announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a new normal course issuer bid (NCIB) for up to 15 million of its common shares, commencing on or about May 1, 2017. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. A NCIB is a regular part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital levels.

BMO Financial Group First Quarter Report 2017 11

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016
Gross Common Equity (2)	38,617	38,464	38,345
Regulatory adjustments applied to Common Equity	(9,785)	(10,305)	(11,579)
Common Equity Tier 1 Capital (CET1)	28,832	28,159	26,766
Additional Tier 1 Eligible Capital (3)	4,290	4,290	3,700
Regulatory adjustments applied to Tier 1	(215)	(213)	(214)
Additional Tier 1 Capital (AT1)	4,075	4,077	3,486
Tier 1 Capital (T1 = CET1 + AT1)	32,907	32,236	30,252
Tier 2 Eligible Capital (4)	5,513	5,677	5,689
Regulatory adjustments applied to Tier 2	(52)	(51)	(50)
Tier 2 Capital (T2)	5,461	5,626	5,639
Total Capital (TC = T1 + T2)	38,368	37,862	35,891

Risk-weighted assets (5) (6) (7)
CET1 Capital Risk-Weighted Assets	260,795	277,562	268,071
Tier 1 Capital Risk-Weighted Assets	261,075	277,562	268,071
Total Capital Risk-Weighted Assets	261,299	277,562	268,071

Capital Ratios (%) (6)
CET1 Ratio	11.1	10.1	10.0
Tier 1 Capital Ratio	12.6	11.6	11.3
Total Capital Ratio	14.7	13.6	13.4

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively.
(6)	Comparative figures are as amended for Q1-2016 capital ratios and RWA.
(7)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at February 22, 2017	Number of shares or dollar amount (in millions)
Common shares	649

Class B Preferred shares
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (1)	$1,000
Series I - First Tranche (1)	$1,250

Stock options
Vested	6.1
Non-vested	3.0

(1)	Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 173 of BMO’s 2016 Annual Report.

Details on share capital are outlined in Note 8 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 174 of BMO’s 2016 Annual Report.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12    BMO Financial Group First Quarter Report 2017

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2017.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to better align with current experience. Results for prior periods are restated to conform to the current presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016
Net interest income (teb)	2,212	2,200	2,134
Non-interest revenue	904	803	731
Total revenue (teb)	3,116	3,003	2,865
Provision for credit losses	178	189	205
Non-interest expense	1,640	1,625	1,603
Income before income taxes	1,298	1,189	1,057
Provision for income taxes (teb)	295	313	277
Reported net income	1,003	876	780
Amortization of acquisition-related intangible assets (1)	13	13	14
Adjusted net income	1,016	889	794

Net income growth (%)	28.6	13.7	12.1
Adjusted net income growth (%)	28.0	13.2	11.8
Revenue growth (%)	8.8	12.5	15.0
Non-interest expense growth (%)	2.3	9.0	14.7
Adjusted non-interest expense growth (%)	2.4	9.2	14.9
Return on equity (%)	18.3	16.8	15.1
Adjusted return on equity (%)	18.5	17.1	15.3
Operating leverage (%) (teb)	6.5	3.5	0.3
Adjusted operating leverage (%) (teb)	6.4	3.3	0.1
Efficiency ratio (%) (teb)	52.6	54.1	56.0
Adjusted efficiency ratio (%) (teb)	52.1	53.5	55.3
Net interest margin on average earning assets (%) (teb)	2.89	2.88	2.91
Average earning assets	303,158	303,882	292,020
Average net loans and acceptances	304,030	303,865	290,956
Average deposits	239,326	235,399	228,660

(1)	Before tax amounts of: $17 million in Q1-2017; $18 million in Q4-2016; and $19 million in Q1-2016 are included in non-interest expense.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income of $1,003 million was up 29% and adjusted net income of $1,016 million was up 28% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2017 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016
Net interest income	1,303	1,299	1,254
Non-interest revenue	676	503	471
Total revenue	1,979	1,802	1,725
Provision for credit losses	118	123	140
Non-interest expense	901	886	872
Income before income taxes	960	793	713
Provision for income taxes	217	205	184
Reported net income	743	588	529
Amortization of acquisition-related intangible assets (1)	1	-	1
Adjusted net income	744	588	530
Personal revenue	1,171	1,182	1,129
Commercial revenue	808	620	596
Net income growth (%)	40.5	5.0	5.4
Revenue growth (%)	14.7	5.4	6.0
Non-interest expense growth (%)	3.2	4.5	4.4
Adjusted non-interest expense growth (%)	3.2	4.6	4.4
Operating leverage (%)	11.5	0.9	1.6
Adjusted operating leverage (%)	11.5	0.8	1.6
Efficiency ratio (%)	45.5	49.2	50.6
Net interest margin on average earning assets (%)	2.51	2.53	2.55
Average earning assets	205,676	203,876	195,880
Average net loans and acceptances	212,692	210,715	201,656
Average deposits	150,136	145,989	139,456

(1)	Before tax amounts of: $1 million in each of Q1-2017; Q4-2016; and in Q1-2016 are included in non-interest expense.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2017 vs Q1 2016

Canadian P&C reported net income of $743 million and adjusted net income of $744 million both increased $214 million or 40% from a year ago, with results including a $168 million after-tax ($187 million pre-tax) gain on the sale of Moneris US. Adjusted net income excludes the amortization of acquisition-related intangible assets. Revenue increased $254 million or 15% from the prior year due to the gain on sale, as well as higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. The gain on sale contributed approximately 31% to net income growth and 11% to revenue growth.

Net interest margin of 2.51% was down 4 basis points primarily due to the low interest rate environment, partially offset by growth in higher-spread products including deposits.

Personal revenue increased $42 million or 4% due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin.

Commercial revenue increased $212 million or 35% due to the gain on sale and higher balances across most products, partially offset by lower net interest margin.

Provisions for credit losses decreased $22 million to $118 million due to lower provisions in both the consumer and commercial portfolios. Non-interest expense increased $29 million or 3% reflecting continued investment in the business, net of an ongoing focus on expense management. Year over year operating leverage was 11.5%, with 10.8% due to the gain on sale.

Average net loans and acceptances increased $11.0 billion or 5% from a year ago. Total personal lending balances (excluding retail cards) increased 4% and commercial loan balances (excluding corporate cards) grew 9%. Average deposits increased $10.7 billion or 8%. Personal deposit balances increased 8% mainly due to growth in term deposits and chequing accounts, while commercial deposit balances grew 6%.

Q1 2017 vs Q4 2016

Reported and adjusted net income both increased 26% from the prior quarter. Revenue increased $177 million or 10% due to the gain on sale, with the benefit from higher balances across most products offset by lower non-interest revenue and lower net interest margin. Net interest margin of 2.51% was down 2 basis points primarily due to the low interest rate environment.

Personal revenue decreased $11 million as higher balances across most products were more than offset by lower net interest margin and lower non-interest revenue.

Commercial revenue increased $188 million due to the gain on sale, with higher balances across most products largely offset by lower net interest margin.

Provisions for credit losses decreased $5 million mainly due to lower provisions in the consumer portfolio. Non-interest expense increased $15 million or 2% driven by higher employee-related expenses, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average net loans and acceptances increased $2.0 billion or 1%, while average deposits increased $4.1 billion or 3%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

14    BMO Financial Group First Quarter Report 2017

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Net interest income (teb)	684	682	639
Non-interest revenue	172	227	189
Total revenue (teb)	856	909	828
Provision for credit losses	45	50	47
Non-interest expense	556	559	531
Income before income taxes	255	300	250
Provision for income taxes (teb)	59	83	68
Reported net income	196	217	182
Amortization of acquisition-related intangible assets (1)	9	9	9
Adjusted net income	205	226	191

Net income growth (%)	7.6	36.6	12.2
Adjusted net income growth (%)	7.0	33.7	10.6
Revenue growth (%)	3.4	24.9	14.3
Non-interest expense growth (%)	4.7	14.7	12.7
Adjusted non-interest expense growth (%)	5.0	15.3	13.4
Operating leverage (%) (teb)	(1.3)	10.2	1.6
Adjusted operating leverage (%) (teb)	(1.6)	9.6	0.9
Efficiency ratio (%) (teb)	65.0	61.6	64.2
Adjusted efficiency ratio (%) (teb)	63.6	60.1	62.6
Net interest margin on average earning assets (%) (teb)	3.70	3.58	3.64
Average earning assets	73,349	75,666	69,917
Average net loans and acceptances	68,726	70,478	64,937
Average deposits	67,113	67,660	64,931

(Canadian $ equivalent in millions)
Net interest income (teb)	909	901	880
Non-interest revenue	228	300	260
Total revenue (teb)	1,137	1,201	1,140
Provision for credit losses	60	66	65
Non-interest expense	739	739	731
Income before income taxes	338	396	344
Provision for income taxes (teb)	78	108	93
Reported net Income	260	288	251
Adjusted net income	272	301	264

Net income growth (%)	3.6	37.0	29.6
Adjusted net income growth (%)	3.1	34.1	27.7
Revenue growth (%)	(0.2)	25.2	31.9
Non-interest expense growth (%)	1.1	14.9	30.1
Adjusted non-interest expense growth (%)	1.4	15.5	30.9
Average earning assets	97,482	100,006	96,140
Average net loans and acceptances	91,338	93,150	89,300
Average deposits	89,190	89,410	89,204

(1)	Before tax amounts of: US$12 million in Q1-2017; and US$13 million in each of Q4-2016 and Q1-2016 are included in non-interest expense.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2017 vs Q1 2016

Reported net income of $260 million increased $9 million or 4%. Adjusted net income of $272 million, which excludes the amortization of acquisition-related intangible assets, increased $8 million or 3%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $196 million increased $14 million or 8% from a year ago and adjusted net income of $205 million increased $14 million or 7%, driven by higher deposit revenue, increased loan volumes and a more favourable tax rate. Results include a $27 million after-tax ($43 million pre-tax) loss on the sale of a portion of the indirect auto loan portfolio. Revenue of $856 million increased $28 million or 3%, benefiting from the inclusion of the additional month of the acquired BMO Transportation Finance business, higher deposit revenue and increased loan volumes, partially offset by the loss on the loan sale and loan spread compression. The loan sale had a negative impact of approximately 15% on reported net income growth (14% on adjusted net income growth) and 5% on revenue growth. Net interest margin increased 6 basis points to 3.70%, driven by higher deposit volumes and spreads, and a benefit from a reduction in low spread assets due to the loan sale and lower securities, net of loan spread compression.

Provisions for credit losses of $45 million declined $2 million due to lower consumer provisions, partially offset by higher commercial provisions. Non-interest expense of $556 million and adjusted non-interest expense of $544 million both increased 5%, primarily due to the additional month of the acquired BMO Transportation Finance business. Year-over-year reported operating leverage was negative 1.3% and adjusted operating leverage was negative 1.6%. The loan sale had a negative impact on reported operating leverage of 5.2% and on adjusted operating leverage of 5.3%.

Average net loans and acceptances increased $3.8 billion or 6% from the prior year to $68.7 billion, driven by strong organic commercial loan growth of 14% and the additional month of the acquired BMO Transportation Finance business, partially offset by declines in personal loan volumes including the impact of the loan sale.

Average deposits of $67.1 billion increased $2.2 billion or 3% from the prior year, driven by growth in personal volumes across all deposit products, partially offset by a decline in commercial volumes.

BMO Financial Group First Quarter Report 2017 15

Q1 2017 vs Q4 2016

Reported net income decreased $28 million or 10% from the prior quarter and adjusted net income decreased $29 million or 10%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported and adjusted net income both decreased $21 million or 10% from the prior quarter, due to the loss on the loan sale, partially offset by lower provisions for credit losses and a more favourable tax rate. Revenue decreased $53 million or 6% from the prior quarter largely due to the loan sale, with lower lending revenue largely offset by higher deposit revenue. The loan sale had a negative impact of approximately 12% on reported and adjusted net income growth and 5% on revenue growth. Net interest margin increased 12 basis points from the prior quarter driven by a benefit from a reduction in low spread assets related to the sale, and higher deposit volumes and spreads, net of loan spread compression.

Provisions for credit losses decreased by $5 million due to lower commercial provisions, partially offset by higher consumer provisions.

Non-interest expense decreased $3 million and adjusted non-interest expense decreased $2 million.

Average net loans and acceptances decreased $1.8 billion or 2% primarily due to the loan sale. Average deposits decreased $0.5 billion or 1%.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Net interest income	167	162	149
Non-interest revenue	1,045	1,120	1,288
Total revenue	1,212	1,282	1,437
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	79	366
Revenue, net of CCPB	1,208	1,203	1,071
Provision for credit losses	2	1	2
Non-interest expense	854	833	878
Income before income taxes	352	369	191
Provision for income taxes	86	90	44
Reported net income	266	279	147
Acquisition integration costs (1)	-	7	9
Amortization of acquisition-related intangible assets (2)	15	16	19
Adjusted net income	281	302	175

Traditional Wealth businesses reported net income	162	201	125
Traditional Wealth businesses adjusted net income	177	224	153
Insurance reported net income	104	78	22
Net income growth (%)	80.7	15.0	(6.9)
Adjusted net income growth (%)	60.0	11.4	(4.9)
Revenue growth (%)	(15.7)	(12.0)	(19.3)
Revenue growth, net of CCPB (%)	12.8	0.9	3.5
Non-interest expense growth (%)	(2.7)	(2.5)	5.9
Adjusted non-interest expense growth (%)	(0.7)	(1.8)	6.0
Return on equity (%)	16.8	18.1	9.4
Adjusted return on equity (%)	17.8	19.6	11.3
Operating leverage, net of CCPB (%)	15.5	3.4	(2.4)
Adjusted operating leverage, net of CCPB (%)	13.5	2.7	(2.5)
Efficiency ratio, net of CCPB (%)	70.7	69.2	81.9
Adjusted efficiency ratio (%)	68.9	62.7	58.5
Adjusted efficiency ratio, net of CCPB (%)	69.1	66.8	78.5
Assets under management and administration	865,307	875,389	863,623
Average earning assets	27,054	26,808	25,555
Average net loans and acceptances	17,459	16,952	16,206
Average deposits	32,197	30,905	28,911

U.S. Select Financial Data (US$ in millions)
Total revenue	158	196	176
Non-interest expense	136	139	151
Reported net income	17	41	20
Adjusted net income	20	45	24
Average earning assets	3,278	3,405	3,432
Average net loans and acceptances	3,217	3,207	3,147
Average deposits	5,660	5,484	5,820

(1)	F&C acquisition integration costs before tax amounts of: $nil in Q1-2017; $10 million in Q4-2016; and $12 million in Q1-2016 are included in non-interest expense.
(2)	Before tax amounts of: $19 million in each of Q1-2017 and Q4-2016; and $24 million in Q1-2016 are included in non-interest expense.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2017 vs Q1 2016

Reported net income was $266 million, up $119 million or 81% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $281 million, up $106 million or 60% from a year ago. Traditional wealth reported net income of $162 million increased $37 million or 30% from a year ago. Traditional wealth adjusted net income of $177 million increased $24 million or 16%, reflecting improved market conditions and growth across most of our businesses. Insurance net income of $104 million was above-trend, up $82 million from a year ago mainly due to favourable market movements in

16    BMO Financial Group First Quarter Report 2017

the current quarter relative to unfavourable market movements in the same quarter a year ago and business growth. Reported operating leverage, net of CCPB, was 15.5% and adjusted operating leverage, net of CCPB, was 13.5%.

Revenue was $1,212 million compared to $1,437 million a year ago. Revenue, net of CCPB, of $1,208 million increased $137 million or 13%. Revenue in traditional wealth of $1,040 million increased $33 million or 3% driven by improved Canadian and U.S. equity markets and business growth, partially offset by the impact of the weaker British pound and lower revenue due to the impact of divestitures in the prior year. Insurance revenue, net of CCPB, was $168 million, up $104 million from a year ago due to the factors noted above.

Non-interest expense of $854 million decreased $24 million or 3% and adjusted non-interest expense of $835 million decreased $7 million or 1% due to the impact of the weaker British pound and divestitures, and an ongoing focus on expense management, partially offset by higher revenue-based costs.

Assets under management and administration increased $2 billion from a year ago to $865 billion, as equity market appreciation was offset by unfavourable foreign exchange movements. Year over year, loans and deposits grew by 8% and 11%, respectively, as we continue to diversify our product mix.

Q1 2017 vs Q4 2016

Reported net income was $266 million compared to $279 million in the prior quarter and adjusted net income was $281 million compared to $302 million. Traditional wealth reported net income decreased $39 million or 19% and adjusted net income decreased $47 million or 21%, as the prior quarter reflected a gain on the sale of an equity investment and the current quarter included stock-based compensation expenses for employees eligible to retire that is expensed in the first quarter of each year. Insurance net income was up $26 million mainly due to a favourable benefit from market movements.

Revenue, net of CCPB, increased $5 million from the prior quarter. Revenue in traditional wealth decreased $27 million or 2% due to a gain on the sale of an equity investment in the prior quarter, partially offset by business growth in the current quarter. Net insurance revenue of $168 million increased $32 million due to the factors noted above.

Non-interest expense increased $21 million or 3% and adjusted non-interest expense increased $31 million or 4% primarily due to stock-based compensation for employees who are eligible to retire that is expensed in the first quarter of each year.

Assets under management and administration declined $10 billion or 1% driven by unfavourable foreign exchange movements, partly offset by equity market appreciation. Quarter over quarter, loans and deposits grew by 3% and 4%, respectively.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2017 17

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Net interest income (teb)	348	339	422
Non-interest revenue	880	840	593
Total revenue (teb)	1,228	1,179	1,015
Provision for (recovery of) credit losses	(4)	(8)	8
Non-interest expense	722	660	661
Income before income taxes	510	527	346
Provision for income taxes (teb)	134	135	89
Reported net income	376	392	257
Amortization of acquisition-related intangible assets (1)	-	-	-
Adjusted net income	376	392	257

Trading Products revenue	779	659	589
Investment and Corporate Banking revenue	449	520	426
Net income growth (%)	46.3	66.1	18.9
Revenue growth (%)	20.9	26.8	11.2
Non-interest expense growth (%)	9.3	6.1	6.3
Return on equity (%)	17.7	20.5	13.1
Operating leverage (%) (teb)	11.6	20.7	4.9
Efficiency ratio (%) (teb)	58.8	56.0	65.1
Net interest margin on average earning assets (%) (teb)	0.51	0.53	0.65
Average earning assets	269,751	253,963	257,807
Average assets	311,654	299,085	312,625
Average net loans and acceptances	50,257	48,117	44,043
Average deposits	150,424	151,507	155,964

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	347	320	267
Non-interest expense	227	223	215
Reported net income	88	70	32
Average earning assets	84,871	80,739	78,658
Average assets	90,682	87,654	86,589
Average net loans and acceptances	15,553	15,768	13,749
Average deposits	47,412	50,614	55,769

(1)	Before tax amounts of: $1 million in Q1-2017; $nil in each of Q4-2016 and Q1-2016 are included in non-interest expense.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2017 vs Q1 2016

Both reported net income and adjusted net income, which excludes the amortization of acquisition-related intangible assets, were $376 million, an increase of $119 million or 46% from a year ago. Strong revenue performance, particularly in our Trading Products business, was partially offset by higher non-interest expenses, in line with performance. Return on equity was 17.7% compared to 13.1% in the prior year as a result of higher net income.

Revenue increased $213 million or 21% driven by strong performance in our Trading Products business which benefited from higher client activity and more constructive markets, and higher Investment and Corporate Banking revenue due to higher investment banking activity.

Net recoveries of credit losses were $4 million due to several oil and gas recoveries compared to a net provision of $8 million in the prior year. Non-interest expense increased $61 million or 9%, mainly due to higher employee-related costs, in line with performance. Operating leverage was 11.6% and benefited from our diversified business model.

Q1 2017 vs Q4 2016

Both reported and adjusted net income decreased $16 million or 4% from the prior quarter, as improved revenue performance was more than offset by higher employee-related expenses.

Revenue increased $49 million or 4%, as stronger Trading Products revenue was partially offset by a decline in Investment and Corporate Banking revenue, primarily due to lower mergers and acquisitions advisory activity compared to the strong prior quarter.

Net recoveries of credit losses declined $4 million from the prior quarter. Non-interest expense increased $62 million or 9% mainly due to higher employee-related costs, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18    BMO Financial Group First Quarter Report 2017

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Net interest income before group teb offset	(80)	(79)	(65)
Group teb offset	(117)	(124)	(160)
Net interest income (teb)	(197)	(203)	(225)
Non-interest revenue	46	17	(17)
Total revenue (teb)	(151)	(186)	(242)
Recovery of credit losses	(3)	(8)	(32)
Non-interest expense	163	205	128
Loss before income taxes	(311)	(383)	(338)
Recovery of income taxes (teb)	(154)	(181)	(222)
Reported net loss	(157)	(202)	(116)
Acquisition integration costs (1)	14	14	6
Cumulative accounting adjustment (2)	-	-	62
Adjusted net loss	(143)	(188)	(48)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(1)	(2)	(3)
Interest on impaired loans	-	-	-
Purchased credit impaired loans	(2)	(6)	(29)
Purchased performing loans	-	-	-
Provision for (recovery of) credit losses	(3)	(8)	(32)
Average loans and acceptances	78	82	137
Period-end loans and acceptances	74	80	100

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(33)	(30)	(34)
Provision for (recovery of) credit losses	(17)	12	(67)
Non-interest expense	58	66	31
Recovery of income taxes (teb)	(17)	(27)	(1)
Reported net loss	(57)	(81)	3
Adjusted total revenue (teb)	(33)	(30)	(34)
Adjusted provision for (recovery of) credit losses	(2)	(7)	(23)
Adjusted non-interest expense	43	52	24
Adjusted net loss	(57)	(61)	(20)

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are primarily included in non-interest expense.
(2)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Support Areas (CSAs), including Technology and Operations (T&O). CSAs provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of these CSA services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs, restructuring costs and adjustments to the collective allowance for credit losses.

Q1 2017 vs Q1 2016

Corporate Services net loss for the quarter was $157 million compared with a net loss of $116 million a year ago. Corporate Services adjusted net loss for the quarter was $143 million compared with an adjusted net loss of $48 million a year ago. Adjusted results in both periods exclude acquisition integration costs and also exclude a negative cumulative accounting adjustment in the prior year. Adjusted results declined due to lower revenue ex-teb, mainly driven by above-trend revenue in the prior year, lower credit recoveries and higher expenses. Reported results were impacted by the drivers noted above, in addition to the negative cumulative accounting adjustment included in reported revenue in the prior year.

Q1 2017 vs Q4 2016

Corporate Services net loss for the quarter was $157 million compared with a net loss of $202 million in the prior quarter. Corporate Services adjusted net loss was $143 million, compared with an adjusted net loss of $188 million in the prior quarter. Adjusted results in both periods exclude acquisition integration costs. Corporate Services reported and adjusted results increased mainly due to lower expenses compared to above-trend expenses in the prior quarter, and higher treasury related revenue.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2017 19

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015
Revenue	5,405	5,278	5,633	5,101	5,075	4,982	4,826	4,526
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	79	691	407	366	265	218	24
Revenue, net of CCPB	5,401	5,199	4,942	4,694	4,709	4,717	4,608	4,502
Provision for credit losses – specific	173	174	257	201	183	128	160	161
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	3,379	3,323	3,092	3,312	3,270	3,093	2,971	3,112
Income before income taxes	1,849	1,702	1,593	1,181	1,256	1,496	1,477	1,229
Provision for income taxes	361	357	348	208	188	282	285	230
Reported net income (see below)	1,488	1,345	1,245	973	1,068	1,214	1,192	999
Acquisition integration costs (1)	14	21	19	16	15	17	6	10
Amortization of acquisition-related intangible assets (2)	28	29	31	31	33	33	32	31
Cumulative accounting adjustment (3)	-	-	-	-	62	-	-	-
Restructuring costs (4)	-	-	-	132	-	-	-	106
Adjusted net income (see below)	1,530	1,395	1,295	1,152	1,178	1,264	1,230	1,146
Basic earnings per share ($)	2.23	2.03	1.87	1.46	1.59	1.83	1.81	1.49
Diluted earnings per share ($)	2.22	2.02	1.86	1.45	1.58	1.83	1.80	1.49
Adjusted diluted earnings per share ($)	2.28	2.10	1.94	1.73	1.75	1.90	1.86	1.71
Net interest margin on average earning assets (%)	1.55	1.57	1.58	1.61	1.58	1.53	1.52	1.48
PCL as a % of average net loans and acceptances (annualized)	0.19	0.19	0.29	0.23	0.21	0.15	0.20	0.20
Effective income tax rate (%)	19.5	21.0	21.9	17.6	15.0	18.8	19.3	18.8
Adjusted effective income tax rate (%)	19.8	21.2	22.0	19.6	16.2	18.9	19.4	19.8
Canadian/U.S. dollar exchange rate (average)	1.33	1.32	1.30	1.30	1.37	1.32	1.27	1.24

Operating group reported net income:
Canadian P&C reported net income	743	588	560	525	529	560	555	485
Amortization of acquisition-related intangible assets (2)	1	-	1	-	1	1	1	1
Canadian P&C adjusted net income	744	588	561	525	530	561	556	486
U.S. P&C reported net income	260	288	278	268	251	210	224	210
Amortization of acquisition-related intangible assets (2)	12	13	12	12	13	14	13	13
U.S. P&C adjusted net income	272	301	290	280	264	224	237	223
Wealth Management reported net income	266	279	201	134	147	243	209	238
Acquisition integration costs (1)	-	7	9	5	9	11	6	10
Amortization of acquisition-related intangible assets (2)	15	16	17	19	19	17	17	17
Wealth Management adjusted net income	281	302	227	158	175	271	232	265
BMO Capital Markets reported net income	376	392	317	287	257	236	267	290
Amortization of acquisition-related intangible assets (2)	-	-	1	-	-	1	1	-
BMO Capital Markets adjusted net income	376	392	318	287	257	237	268	290
Corporate Services reported net income	(157)	(202)	(111)	(241)	(116)	(35)	(63)	(224)
Acquisition integration costs (1)	14	14	10	11	6	6	-	-
Cumulative accounting adjustment (3)	-	-	-	-	62	-	-	-
Restructuring costs (4)	-	-	-	132	-	-	-	106
Corporate Services adjusted net income	(143)	(188)	(101)	(98)	(48)	(29)	(63)	(118)

(1)	Acquisition integration costs before tax are included in non-interest expense. Wealth Management amounts of: $nil in Q1 2017; $10 million in each of Q4-2016 and Q3-2016; $6 million in Q2-2016; $12 million in Q1-2016; $13 million in Q4-2015; $9 million in Q3-2015; and $11 million in Q2-2015. Corporate Services amounts of: $22 million in Q1 2017; $21 million in Q4-2016; $17 million in Q3-2016; $18 million in Q2-2016; $10 million in Q1-2016; $7 million in Q4-2015, and $nil in each of Q3-2015 and Q2-2015.
(2)	Amortization of acquisition-related intangible assets was charged to the non-interest expense of the operating groups. Canadian P&C amounts of: $1 million in each of Q1 2017; Q4-2016; and Q3-2016; $nil in Q2-2016; $1 million in Q1-2016 and $2 million in Q4-2015; and $1 million in each of Q3-2015 and Q2-2015. U.S. P&C amounts of: $16 million in Q1 2017, $17 million in Q4-2016; $16 million in Q3-2016; $17 million in Q2-2016; $18 million in Q1-2016 and Q4-2015; $16 million in Q3-2015; and $17 million in Q2-2015. BMO Wealth Management amounts of: $19 million in Q1 2017 and Q4-2016; $22 million in Q3-2016; $23 million in Q2-2016; $24 million in Q1-2016; and $22 million in each of Q4-2015, Q3-2015 and Q2-2015. BMO Capital Markets amounts of: $1 million in Q1 2017; $nil in Q4-2016; $1 million in Q3-2016; $nil in each of Q2-2016 and Q1-2016; $1 million in each of Q4-2015 and Q3-2015; and $nil in Q2-2015.
(3)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.
(4)	Restructuring charges before tax amounts included in non-interest expense in Corporate Services of $188 million in Q2-2016 and $149 million in Q2-2015.
Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2016 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. Table 16 outlines summary results for the second quarter of fiscal 2015 through the first quarter of fiscal 2017.

Earnings Trends

Reported and adjusted results have generally trended upwards over the past eight quarters, with the exception of the impact of a less constructive capital markets environment on BMO Capital Markets and lower equity markets on Wealth Management in the first half of 2016 and an investment write-down in the second quarter of 2016. Reported results were also impacted by a cumulative accounting adjustment in the first quarter of 2016 and a restructuring charge in the second quarter of 2016. Canadian P&C delivered positive year-over-year net income growth in each of the last eight quarters, reflecting good revenue growth driven by higher balances and non-interest revenue. Canadian P&C results in the first quarter of 2017 include a $168 million after-tax gain on the sale of Moneris US. U.S. P&C results improved in 2015 as a result of balance sheet growth and disciplined expense management, with growth in 2016 largely reflecting the results of the acquired BMO Transportation Finance business in addition to organic revenue growth and good expense management. U.S. P&C results in the first quarter of 2017 reflect higher deposit revenue and increased loan volumes, and include an after-tax loss of $35 million on the sale of a portion of the indirect auto loan portfolio. Wealth Management’s results in the first half of 2016 were impacted by lower equity markets, improving in the second half and into 2017. The fourth quarter of 2015 benefited from a gain on the

20    BMO Financial Group First Quarter Report 2017

sale of BMO’s U.S. retirement services business. Quarterly results in the insurance business have been subject to variability, resulting primarily from impacts of interest rates and equity markets, as well as methodology and actuarial assumptions changes. BMO Capital Markets’ results have reflected good momentum, from improved performance in 2015, with reduced activity in certain markets in the fourth quarter of 2015, to strong results in 2016 and the first quarter of 2017. Corporate Services results can vary from quarter to quarter and are impacted in part by the variability associated with benefits from the purchased loan portfolio, which has lessened over time due to the run-off of the portfolio.

BMO’s PCL measured as a percentage of loans and acceptances has generally been relatively stable, with some quarter-to-quarter variability. The decrease in the last two quarters was due to lower new specific provisions, after experiencing increases in the second and third quarters of 2016 primarily due to higher oil and gas provisions.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $692.4 billion at January 31, 2017, increased $4.4 billion from October 31, 2016. There was an $8.7 billion decrease as a result of the weaker U.S. dollar, $4.2 billion of which was in loans, excluding the impact on derivative financial assets. Derivative financial assets decreased $9.0 billion and derivative financial liabilities decreased $6.5 billion due to the decrease in the fair value of interest rate and foreign exchange contracts.

The following discussion excludes changes due to the weaker U.S. dollar. Securities borrowed or purchased under resale agreements increased $13.1 billion, driven by client activities in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks increased $5.1 billion primarily due to higher balances held with the central banks. Securities increased by $3.6 billion primarily due to higher trading securities in BMO Capital Markets. Other assets, excluding derivative financial assets, increased $1.5 billion. The above increases were partially offset by a $1.2 billion decrease in net loans as business growth in business and government loans and residential mortgages was more than offset by the sale of a portion of the U.S. indirect auto loan portfolio included in consumer instalment and other personal loans.

Liabilities increased $4.3 billion from October 31, 2016. There was an $8.3 billion decrease as a result of the weaker U.S. dollar, excluding the impact on derivative financial liabilities. Derivative financial liabilities decreased $6.5 billion as discussed above.

The following discussion excludes changes due to the weaker U.S. dollar. Securities lent or sold under repurchase agreements increased $13.6 billion due to client activities in BMO Capital Markets. Deposits increased $10.5 billion, reflecting higher levels of wholesale and customer deposits, with a $10.8 billion increase in business and government deposits and a $2.7 billion increase in deposits by individuals, partially offset by a $3.0 billion decrease in deposits by banks. Acceptances increased by $0.6 billion. The above increases were partially offset by a $2.9 billion decrease in securities sold and not yet purchased and a $2.6 billion decrease in other liabilities.

Total equity increased $0.2 billion from October 31, 2016, driven by a $0.9 billion increase in retained earnings and a $0.3 billion increase in common shares, partially offset by a $1.0 billion decrease in accumulated other comprehensive income. Accumulated other comprehensive income decreased primarily due to an accumulated other comprehensive income on translation of net foreign operations decrease of $0.7 billion, net of hedging impacts, primarily due to the weaker U.S. dollar.

Contractual obligations by year of maturity are outlined in Note 15 to the unaudited interim consolidated financial statements.

BMO Financial Group First Quarter Report 2017 21

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2016, as described in Note 28 to the audited consolidated financial statements on page 201 of BMO’s 2016 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 78 of BMO’s 2016 Annual Report. We consolidate all of our Structured Entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended January 31, 2017.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2016 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2016 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2017, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 145 to 147 in BMO’s 2016 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 115 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2016 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2017. The most significant standard is the adoption of IFRS 9 Financial Instruments (IFRS 9) which is effective for BMO on November 1, 2017. The impact of this standard and implementation approach is provided in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2017. IFRS 9 addresses impairment, classification and measurement, and hedge accounting.

Select Financial Instruments

Pages 77 to 78 of BMO’s 2016 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2016 Annual Report.

22    BMO Financial Group First Quarter Report 2017

Disclosure for Domestic Systemically Important Banks (D-SIBs)

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks. None of the Canadian banks are designated as global systemically important banks (G-SIBs).

As a D-SIB, OSFI requires that we disclose on an annual basis the 12 indicators utilized in the G-SIBs assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. The methodology is outlined in the July 2013 paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the BCBS. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS; and as a result, the measures used may not be based on the most recent version of Basel III. Therefore values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Therefore, results may not be comparable to other disclosures in this report.

Assets under custody were higher due to an increase in our U.S. dollar safekeeping portfolio and new issuances. Payments activity increased due to higher levels of activity in U.S. dollar transactions

Disclosure for Domestic Systemically Important Banks (D-SIBs) (Canadian $ in millions)	Table 17

As at October 31
Section	Indicators	2016	2015
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	291,485	286,603
	2. Cross-jurisdictional liabilities	262,884	275,723
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	762,779	707,965
C. Interconnectedness	4. Intra-financial system assets	120,153	126,519
	5. Intra-financial system liabilities	64,217	64,631
	6. Securities outstanding	210,910	212,045
D. Substitutability / financial institution infrastructure	7. Payments activity (1)	28,158,089	25,665,129
	8. Assets under custody	184,887	149,645
	9. Underwritten transactions in debt and equity markets	49,176	46,229
E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	4,259,557	4,389,302
	11. Trading and available-for-sale securities	38,176	23,643
	12. Level 3 assets	1,872	1,964

(1)	Includes intercompany transactions that are cleared through a correspondent bank.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders. For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2016 Annual Report.

BMO Financial Group First Quarter Report 2017 23

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 annual MD&A.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 18 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	As at January 31, 2017				As at October 31, 2016
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Main risk factors for non-traded risk balances
(Canadian $ in millions)	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk
Assets Subject to Market Risk
Cash and cash equivalents	34,079	-	34,079	-	31,653	-	31,653	-	Interest rate
Interest bearing deposits with banks	5,888	-	5,888	-	4,449	258	4,191	-	Interest rate
Securities
Trading	87,544	79,541	8,003	-	84,458	76,297	8,161	-	Interest rate, credit spread, equity
Available-for-sale	54,358	-	54,358	-	55,663	-	55,663	-	Interest rate, credit spread
Held-to-maturity	8,982	-	8,982	-	8,965	-	8,965	-	Interest rate
Other	895	-	895	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	78,753	-	78,753	-	66,646	-	66,646	-	Interest rate
Loans (net of allowance for credit losses)	353,388	-	353,388	-	358,730	-	358,730	-	Interest rate, foreign exchange
Derivative instruments	30,161	28,764	1,397	-	39,183	37,571	1,612	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	13,588	-	13,588	-	13,021	-	13,021	-	Interest rate
Other assets	24,748	-	9,568	15,180	24,268	-	9,149	15,119	Interest rate
Total Assets	692,384	108,305	568,899	15,180	687,935	114,126	558,690	15,119
Liabilities Subject to Market Risk
Deposits	476,949	11,799	465,150	-	473,372	11,604	461,768	-	Interest rate, foreign exchange
Derivative instruments	31,770	29,239	2,531	-	38,227	36,132	2,095	-	Interest rate, foreign exchange
Acceptances	13,588	-	13,588	-	13,021	-	13,021	-	Interest rate
Securities sold but not yet purchased	21,965	21,965	-	-	25,106	25,106	-	-
Securities lent or sold under repurchase agreements	53,500	-	53,500	-	40,718	-	40,718	-	Interest rate
Other liabilities	47,761	-	47,427	334	50,724	-	50,401	323	Interest rate
Subordinated debt	4,370	-	4,370	-	4,439	-	4,439	-	Interest rate
Total Liabilities	649,903	63,003	586,566	334	645,607	72,842	572,442	323

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

24    BMO Financial Group First Quarter Report 2017

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) decreased quarter over quarter primarily from reduced interest rate and foreign exchange exposures, as well as the recent impact of less volatile historical data used for the VaR calculation, partially offset by a reduced diversification effect. Total Trading Stressed VaR also decreased quarter over quarter driven primarily from reduced equity exposure.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic exposure to rising interest rates increased relative to October 31, 2016 primarily because deposit pricing is modeled to be more rate-sensitive at higher rate levels following the increase in market rates in the quarter. Structural economic benefit to falling interest rates relative to October 31, 2016 increased due to the greater extent to which interest rates can now fall. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet revenues over the next twelve months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Canadian and U.S. long-term and U.S. short-term interest rates increased in the first quarter. This resulted in higher earnings exposure to falling rates because interest rates can now fall further than they could previously. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. The structural earnings benefit to rising interest rates increased relative to October 31, 2016 primarily owing to higher short-term asset sensitivity over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2016 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 19

	For the quarter ended January 31, 2017				As at October 31, 2016	As at January 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(1.1)	(1.1)	(1.7)	(0.7)	(0.7)	(0.5)
Equity VaR	(4.3)	(3.5)	(6.4)	(2.4)	(4.5)	(5.9)
Foreign exchange VaR	(0.3)	(1.2)	(3.1)	(0.3)	(1.8)	(0.7)
Interest rate VaR	(7.5)	(8.9)	(11.4)	(6.7)	(10.3)	(8.8)
Credit VaR	(2.0)	(2.2)	(3.1)	(1.5)	(2.0)	(4.0)
Diversification	7.5	8.6	nm	nm	9.3	8.4

Total Trading VaR	(7.7)	(8.3)	(10.0)	(6.4)	(10.0)	(11.5)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 20

	For the quarter ended January 31, 2017				As at October 31, 2016	As at January 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(2.1)	(2.5)	(3.8)	(1.4)	(1.4)	(1.0)
Equity SVaR	(9.6)	(12.9)	(19.3)	(9.6)	(18.7)	(10.4)
Foreign exchange SVaR	(0.3)	(1.9)	(3.8)	(0.3)	(3.2)	(1.4)
Interest rate SVaR	(22.4)	(22.8)	(25.1)	(18.9)	(23.1)	(12.7)
Credit SVaR	(7.0)	(8.0)	(9.9)	(6.9)	(6.5)	(9.0)
Diversification	23.1	26.0	nm	nm	25.8	17.1

Total Trading SVaR	(18.3)	(22.1)	(27.3)	(17.6)	(27.1)	(17.4)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(2)	Stressed VaR is produced weekly.
nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4)	Table 21

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)

(Canadian $ equivalent in millions)	January 31, 2017	October 31, 2016	January 31, 2016	January 31, 2017	October 31, 2016	January 31, 2016

100 basis point increase	(959.8)	(680.2)	(395.8)	162.6	149.0	197.3
100 basis point decrease	280.4	7.3	(227.9)	(292.2)	(168.9)	(196.6)

(1)	Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 50 and 75 basis points for shorter terms respectively. (2016 – 50 basis points for both CAD and U.S.) Longer-term interest rates do not decrease below the assumed level of short-term interest rates.
(2)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework.
(3)	Losses are in brackets and benefits are presented as positive numbers.
(4)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2017, results in an increase in earnings before tax of $77 million and an increase in economic value before tax of $503 million ($90 million and $623 million, respectively, at October 31, 2016). A 100 basis point decrease in interest rates at January 31, 2017, results in a decrease in earnings before tax of $76 million and a decrease in economic value before tax of $601 million ($87 million and $744 million, respectively, at October 31, 2016). These impacts are not reflected in the table above.

BMO Financial Group First Quarter Report 2017 25

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 22.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $208.0 billion at January 31, 2017, compared with $197.7 billion at October 31, 2016. The increase in unencumbered liquid assets was primarily due to higher cash and security balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 23 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 22

	As at January 31, 2017					As at October 31, 2016

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	34,079	-	34,079	1,709	32,370	29,696
Deposits with other banks	5,888	-	5,888	-	5,888	4,449
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	128,998	18,072	147,070	83,421	63,649	58,365
Mortgage-backed securities and collateralized mortgage obligations	20,364	1,268	21,632	4,057	17,575	19,746
Corporate debt	20,041	8,070	28,111	3,724	24,387	23,855
Corporate equity	61,129	18,755	79,884	37,091	42,793	41,175

Total securities and securities borrowed or purchased under resale agreements	230,532	46,165	276,697	128,293	148,404	143,141
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	23,478	-	23,478	2,164	21,314	20,436

Total liquid assets	293,977	46,165	340,142	132,166	207,976	197,722

Other eligible assets at central banks (not included above) (5)	64,198	-	64,198	405	63,793	109,258
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	358,175	46,165	404,340	132,571	271,769	306,980

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at January 31, 2017.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)

Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances. Other eligible assets at central banks decreased in Q1 2017 as a result of a change in eligible loan collateral that is accepted by the Bank of Canada.

26    BMO Financial Group First Quarter Report 2017

Asset Encumbrance (Canadian $ in millions)	Table 23

		Encumbered (2)		Net unencumbered

	Total gross assets (1)
As at January 31, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	39,967	-	1,709	12	38,246
Securities (5)	300,175	106,328	24,129	8,821	160,897
Loans	329,910	56,351	405	209,361	63,793
Other assets
Derivative instruments	30,161	-	-	30,161	-
Customers’ liability under acceptances	13,588	-	-	13,588	-
Premises and equipment	2,062	-	-	2,062	-
Goodwill	6,235	-	-	6,235	-
Intangible assets	2,151	-	-	2,151	-
Current tax assets	1,329	-	-	1,329	-
Deferred tax assets	2,934	-	-	2,934	-
Other assets	10,037	-	-	10,037	-

Total other assets	68,497	-	-	68,497	-

Total assets	738,549	162,679	26,243	286,691	262,936

		Encumbered (2)		Net unencumbered

	Total gross assets (1)
As at October 31, 2016		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	36,102	-	1,957	11	34,134
Securities (5)	286,783	95,584	27,622	9,075	154,502
Loans	335,778	57,308	398	168,814	109,258
Other assets
Derivative instruments	39,183	-	-	39,183	-
Customers’ liability under acceptances	13,021	-	-	13,021	-
Premises and equipment	2,147	-	-	2,147	-
Goodwill	6,381	-	-	6,381	-
Intangible assets	2,178	-	-	2,178	-
Current tax assets	906	-	-	906	-
Deferred tax assets	3,101	-	-	3,101	-
Other assets	9,555	-	-	9,555	-

Total other assets	76,472	-	-	76,472	-

Total assets	735,135	152,892	29,977	254,372	297,894

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.8 billion as at January 31, 2017, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 24. The average daily LCR for the quarter ended January 31, 2017 is 131%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is unchanged from last quarter. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in Table 22.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 100 of BMO’s 2016 Annual Report.

BMO Financial Group First Quarter Report 2017 27

Liquidity Coverage Ratio	Table 24

(Canadian $ in billions, except as noted) For the quarter ended January 31, 2017	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	134.4

Cash Outflows
Retail deposits and deposits from small business customers, of which:	160.3	10.0
Stable deposits	86.8	2.6
Less stable deposits	73.5	7.4
Unsecured wholesale funding, of which:	143.2	81.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	52.7	13.0
Non-operational deposits (all counterparties)	62.1	40.2
Unsecured debt	28.4	28.4
Secured wholesale funding	*	17.6
Additional requirements, of which:	132.4	27.6
Outflows related to derivatives exposures and other collateral requirements	13.0	5.4
Outflows related to loss of funding on debt products	4.1	4.1
Credit and liquidity facilities	115.3	18.1
Other contractual funding obligations	0.9	-
Other contingent funding obligations	308.8	4.8

Total cash outflows	*	141.6

Cash Inflows
Secured lending (e.g. reverse repos)	114.5	19.1
Inflows from fully performing exposures	11.9	9.1
Other cash inflows	10.4	10.4

Total cash inflows	136.8	38.6

		Total adjusted value (4)

Total HQLA		134.4
Total net cash outflows		103.0

Liquidity Coverage Ratio (%)		131

For the quarter ended October 31, 2016		Total adjusted value (4)

Total HQLA		132.3
Total net cash outflows		100.7

Liquidity Coverage Ratio (%)		131

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in Q1 2017. The LCR in prior periods is based on month-end values in the quarter.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $286.2 billion at January 31, 2017, up from $285.4 billion at October 31, 2016, primarily due to deposit growth. BMO also receives deposits in support of certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues retail structured notes. These deposits and notes totalled $48.6 billion as at January 31, 2017.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $174.4 billion at January 31, 2017, with $50.1 billion sourced as secured funding and $124.3 billion sourced as unsecured funding. Wholesale funding outstanding increased from $170.3 billion at October 31, 2016, primarily due to wholesale funding issuances. The mix and maturities of BMO’s wholesale term funding are outlined in Table 25. Additional information on deposit maturities can be found in Note 15 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $208.0 billion as at January 31, 2017, that can be monetized to meet potential funding requirements, as described on page 26.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card and home equity line of credit securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

28    BMO Financial Group First Quarter Report 2017

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 25

As at January 31, 2017	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	3,155	331	4	-	3,490	-	129	3,619
Certificates of deposit and commercial paper	9,425	25,306	16,729	12,884	64,344	1,728	-	66,072
Bearer deposit notes	556	2,003	1,463	689	4,711	-	-	4,711
Asset-backed commercial paper (ABCP)	1,518	2,077	342	-	3,937	-	-	3,937
Senior unsecured medium-term notes	-	600	4,272	4,166	9,038	11,129	21,823	41,990
Senior unsecured structured notes (2)	-	-	-	7	7	34	2,546	2,587
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	430	650	1,422	2,502	3,007	12,099	17,608
Covered bonds	-	-	-	532	532	2,107	16,008	18,647
Credit card securitizations	-	77	-	54	131	1,678	2,410	4,219
Subordinated debt (3)	100	-	-	-	100	-	5,225	5,325
Other (4)	-	650	-	4,551	5,201	488	-	5,689
Total	14,754	31,474	23,460	24,305	93,993	20,171	60,240	174,404
Of which:
Secured	1,518	3,234	992	6,559	12,303	7,280	30,517	50,100
Unsecured	13,236	28,240	22,468	17,746	81,690	12,891	29,723	124,304
Total (5)	14,754	31,474	23,460	24,305	93,993	20,171	60,240	174,404

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 15 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)

Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

(4)	Refers to Federal Home Loan Bank (FHLB) advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $53.8 billion and U.S.-dollar and other foreign-denominated funding of $120.6 billion as at January 31, 2017.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 on page 161 of BMO’s 2016 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Standard & Poor’s (S&P) and Fitch have a stable outlook. Moody’s and DBRS have a negative outlook pending further details on the government’s approach to implementing a bail-in regime for Canada’s domestic systemically important banks.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at January 31, 2017, the bank would be required to provide additional collateral to counterparties totalling $133 million, $358 million and $497 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group First Quarter Report 2017 29

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2016 Annual Report. Our exposure to European countries, as at January 31, 2017, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 26 and 27 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

As at January 31, 2017
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	24	-	-	-	-	246	19	-	265	289
Italy	1	-	-	-	-	-	2	-	2	3
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	48	-	-	-	-	2	-	-	2	50

Total – GIIPS	73	-	-	-	-	248	21	-	269	342

Eurozone (excluding GIIPS)
France	89	113	-	99	212	375	-	2	377	678
Germany	132	26	55	890	971	44	3	14	61	1,164
Netherlands	485	309	17	131	457	10	20	-	30	972
Other (8)	217	-	1	185	186	3	24	1	28	431

Total – Eurozone (excluding GIIPS)	923	448	73	1,305	1,826	432	47	17	496	3,245

Rest of Europe
Denmark	14	285	-	190	475	2	-	-	2	491
Norway	130	486	1	-	487	1	-	1	2	619
Sweden	65	97	-	239	336	4	-	-	4	405
United Kingdom	461	83	71	306	460	434	60	25	519	1,440
Other (8)	125	-	-	-	-	8	15	-	23	148

Total – Rest of Europe	795	951	72	735	1,758	449	75	26	550	3,103

Total – All of Europe (9)	1,791	1,399	145	2,040	3,584	1,129	143	43	1,315	6,690

As at October 31, 2016
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure

Total – GIIPS	78	6	-	-	6	302	58	-	360	444

Total – Eurozone (excluding GIIPS)	1,064	464	48	1,580	2,092	103	84	32	219	3,375

Total – Rest of Europe	881	1,133	57	605	1,795	1,357	152	9	1,518	4,194

Total – All of Europe (9)	2,023	1,603	105	2,185	3,893	1,762	294	41	2,097	8,013

Refer to footnotes in Table 27.

30    BMO Financial Group First Quarter Report 2017

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 27

	Lending (2)

	Funded lending as at January 31, 2017			As at January 31, 2017		As at October 31, 2016

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	-	24	-	122	24	126	25
Italy	1	-	-	1	1	-	-
Portugal	-	-	-	-	-	-	-
Spain	44	4	-	90	48	80	53

Total – GIIPS	45	28	-	213	73	206	78

Eurozone (excluding GIIPS)
France	89	-	-	131	89	155	111
Germany	32	99	1	213	132	207	133
Netherlands	57	428	-	644	485	661	502
Other (8)	87	130	-	328	217	436	318

Total – Eurozone (excluding GIIPS)	265	657	1	1,316	923	1,459	1,064

Rest of Europe
Denmark	14	-	-	14	14	11	11
Norway	39	91	-	224	130	200	135
Sweden	14	51	-	200	65	202	59
United Kingdom	65	396	-	880	461	808	543
Other (8)	4	121	-	218	125	215	133

Total – Rest of Europe	136	659	-	1,536	795	1,436	881

Total – All of Europe (9)	446	1,344	1	3,065	1,791	3,101	2,023

(1)	BMO has the following indirect exposures to Europe as at January 31, 2017:
– Collateral of €690 million to support trading activity in securities (€33 million from GIIPS) and €323 million of cash collateral held.
– Guarantees of $1.1 billion ($33 million to GIIPS).
(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $197 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2017 (*includes a net position of $155 million (bought protection) on a CDS Index, of which 19% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($13 billion for Europe as at January 31, 2017).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $113 million as at January 31, 2017.
(8)	Includes countries with less than $300 million net exposure, with $11 million exposure to the Russian Federation as at January 31, 2017.
(9)	Of our total net direct exposure to Europe, approximately 59% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2017 31

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, this quarterly news release, presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 28, 2017, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 23, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Frédéric Tremblay, Montreal, frederic1.tremblay@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)	For other shareholder information, including the notice for our normal course issuer bid, please contact
Average market price as defined under the Plan	Bank of Montreal
November 2016: $88.68 ($86.91*)	Shareholder Services
December 2016: $97.17	Corporate Secretary’s Department
January 2017: $100.01	One First Canadian Place, 21st Floor
* reflects 2% discount for dividend reinvestment	Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact	Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
Computershare Trust Company of Canada
100 University Avenue, 9th Floor	For further information on this document, please contact
Toronto, Ontario M5J 2Y1	Bank of Montreal
Telephone: 1-800-340-5021 (Canada and the United States)	Investor Relations Department
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To review financial results online, please visit our website at
www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2017 The next Annual Meeting of Shareholders will be held on Tuesday, April 4, 2017, in Toronto, Ontario.

BMO Financial Group First Quarter Report 2017 53